UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of August, 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

SPIRENT PLC


2. Name of director

ANDERS GUSTAFSSON


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

IN RESPECT OF DIRECTOR'S NON-BENEFICIAL HOLDING (SEE ADDITIONAL INFORMATION -
NOTE 1 - CONDITIONAL SHARE AWARD)


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ORBIS PENSION TRUSTEES LIMITED (SEE ADDITIONAL INFORMATION - NOTE 1 - CONDITIONAL SHARE AWARD)


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NOT APPLICABLE


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

CONDITIONAL SHARE AWARD


7. Number of shares / amount of stock acquired

180,180


8. Percentage of issued class

0.02 %


9. Number of shares/amount of stock disposed

NOT APPLICABLE


10. Percentage of issued class

NOT APPLICABLE


11. Class of security

ORDINARY SHARES OF 3 1/3 PENCE EACH


12. Price per share

55.50 PENCE


13. Date of transaction

5 AUGUST 2004


14. Date company informed

5 AUGUST 2004


15. Total holding following this notification

180,180 ORDINARY SHARES HELD NON-BENEFICIALLY BY THE DIRECTOR (SEE ADDITIONAL INFORMATION - NOTE 1 - CONDITIONAL SHARE AWARD)


16. Total percentage holding of issued class following this notification

0.02 %


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

5 AUGUST 2004 (SEE ADDITIONAL INFORMATION - NOTE 2 - GRANT OF SHARE OPTIONS)


18. Period during which or date on which exercisable

SUBJECT TO THE ACHIEVEMENT OF PERFORMANCE CONDITIONS, THE GRANT OF OPTIONS IS EXERCISABLE BETWEEN 5 AUGUST 2007 AND 4 AUGUST 2014. THE GRANT WILL LAPSE AFTER 4 AUGUST 2014.


19. Total amount paid (if any) for grant of the option

NOT APPLICABLE


20. Description of shares or debentures involved: class, number

1,800,000 OPTIONS OVER ORDINARY SHARES OF 3 1/3 PENCE EACH


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

55.50 PENCE EACH


22. Total number of shares or debentures over which options held following this notification

1,800,000 OPTIONS OVER ORDINARY SHARES OF 3 1/3 PENCE EACH


23. Any additional information

1. CONDITIONAL SHARE AWARD

MR GUSTAFSSON JOINED SPIRENT PLC AS A DIRECTOR ON 2 AUGUST 2004 AND HAS BEEN GRANTED A CONDITIONAL AWARD OF SHARES. THE SHARES TO SATISFY THE AWARD ARE HELD BY THE COMPANY'S EMPLOYEE SHARE OWNERSHIP TRUST, ORBIS PENSION TRUSTEES LIMITED. MR GUSTAFSSON WILL NOT OBTAIN A BENEFICIAL INTEREST IN THE SHARES UNTIL THE EXPIRY OF THREE YEARS FROM THE DATE HE JOINED THE COMPANY AT WHICH TIME, SUBJECT TO HIM STILL BEING IN THE COMPANY'S EMPLOYMENT, THE BENEFICIAL SHARE INTEREST WILL BE RELEASED TO HIM. THERE ARE NO OTHER PRE-RELEASE PERFORMANCE CONDITIONS TO BE SATISFIED.

2. GRANT OF SHARE OPTIONS

THE OPTION AWARD WAS MADE UNDER THE SPIRENT EXECUTIVE SHARE OPTION SCHEME.


24. Name of contact and telephone number for queries

LUKE THOMAS : 01293 767658


25. Name and signature of authorised company official responsible for making this notification

LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of Notification

6 AUGUST 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 6 August 2004                          By   ____/s/ Luke Thomas____

                                                    (Signature)*